October 16, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C.  20549

Attn:  Kevin Woody, Branch Chief, Division of Corporation Finance

Re:                               NorthStar Realty Finance Corp.

Form 10-K for Fiscal Year Ended December 31, 2011

Dear Mr. Woody:

Set forth below are the responses of NorthStar Realty Finance Corp. (together with its subsidiaries, the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated September 26, 2012 (the “Letter”), with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”) filed on February 17, 2012.

For convenience of reference, each Staff comment contained in the Letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in the Letter and is followed by the corresponding response of the Company.  Capitalized terms used herein and not defined herein have the meaning set forth in the Company’s Exchange Act periodic filings.

Form 10-K for fiscal year ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 73

Comment No. 1 - General

We note your response to prior comment 2 from our letter dated August 27, 2012 and are unable to agree with your position. Given the significant impact of interest income and interest expense to your operations, we believe such disclosures provided by SAB Topic 11.K apply to your business operations. Please provide to us your proposed disclosures to comply with such reporting requirements, such as a tabular analysis of interest income and expense, and related average asset balances, used in determining your overall portfolio yield for all periods presented.

Response to Comment No. 1

The Company notes the Staff’s comment and advises the Staff that it will, in future Exchange Act periodic filings commencing with the Form 10-Q for the quarter ended September 30, 2012, include additional disclosure of interest income and expense and average balances driving the Company’s overall portfolio yield.

The Company will include the additional disclosure in the form presented in Appendix A.

The Company recognizes that currently a significant portion of its revenues come from interest income generated from its commercial real debt and securities businesses.  The Company notes, however, that it is a diversified commercial real estate company.  In addition to its portfolios of commercial real estate debt and securities, the Company owns commercial real estate and engages in asset management activities.  Accordingly, while the commercial real estate and asset management businesses only currently represent 30% of the Company’s revenue, the Company may re-evaluate its disclosure as its businesses and sources of revenue continue to evolve.

Comment No. 2 - Results of Operations, page 82

We note your response to prior comment 3. We continue to believe that your discussion of results of operations should address the performance of your segments given the management of your portfolio.  Given that you believe your net lease and asset management businesses to be a significant part of your operations, please provide to us further detail as to why you believe the presentation of consolidated results of operations enhances your overall financial disclosure by providing a clearer explanation of your financial information to investors.

Response to Comment No. 2

The Company notes the Staff’s comment and advises the Staff that it will, in future Exchange Act periodic filings commencing with the Form 10-Q for the quarter ended September 30, 2012, modify its discussion regarding the results of operations.

With respect to the Company’s interest-earning businesses (commercial real estate debt and securities), such discussion will be addressed based on the presentation of net interest income on the statement of operations (as discussed in Comment No. 4 below) combined with the additional disclosure (as discussed in Comment No. 1 above).  The Company believes a discussion of its interest-earning businesses in the aggregate is most meaningful to investors since, as discussed in the Company’s response dated September 11, 2012, the debt and securities segments are based on CDOs that are either primarily collateralized by debt or securities.  As a result, a CDO may include other types of investments.  Therefore, a separate analysis for the debt or securities segment creates overlap and potential confusion in the discussion of results of operations.

With respect to the net lease and asset management businesses, the Company will identify the respective segment when discussing the changes in the respective line items in its statement of operations.

The Company will include the additional disclosure in the form presented in Appendix A.

Comment No. 3 - Consolidated Balance Sheets, page 106

We note your response to prior comment 4 and are unable to agree with your position, as your consolidated balance sheets as currently presented do not comply with Rule 5-02 of Regulation S-X. Please amend your filing to recast your balance sheets.

Response to Comment No. 3

The Company believes the presentation of its consolidated balance sheets as currently presented complies with U.S. GAAP and Regulation S-X.  In addition, the Company has addressed its use of subtotals of VIE and non-VIE assets and liabilities on the face of the balance sheet and does not believe such subtotals are non-GAAP financial measures under Regulation G.  Accordingly, Item 10(e) of Regulation S-K would not be applicable.

With respect to complying with U.S. GAAP, ASC Topic 810-10-45-25 effective on January 1, 2010 for the Company, states that assets and liabilities of a consolidated VIE must be stated separately on the face of the balance sheet.  The Company believes separately presenting assets and liabilities of consolidated VIEs is consistent with this section and with U.S. GAAP.  The Company directs the Staff to support for this position by noting that the Big Four accounting firms have provided interpretative guidance which is publically available on the respective firms’ websites stating that separately presenting assets and liabilities of consolidated VIEs is an acceptable approach to complying with ASC Topic 810-10-45-25.  The Company’s auditor also concurs with this conclusion.

With respect to complying with Regulation S-X, the Company reviewed various rules and regulations issued by the Commission that led the Company to conclude that financial statements filed with the Commission must be prepared in accordance with U.S. GAAP.

Rule 5-02 of Regulation S-X discusses the required presentation of line items on the face of the balance sheet or related notes.  Rule 5-02 does not explicitly state that accounts must be disclosed on a single line item.  In fact, Rule 5-02 states that the disclosure of marketable securities should be specified by U.S. GAAP which under ASC 320 requires that the category of securities be presented separately either on the balance sheet or notes to the financial statements (i.e., trading, available for sale and held to maturity).  Separately presenting line items between VIE and non-VIE financing structures is specified by U.S. GAAP and consistent with this practice.  Rule 5-02 also references Rule 4-01(a) which in essence states that financial statements should be prepared in accordance with U.S. GAAP.

In 2003, the Commission issued policy statement FR-70 which reaffirms the status of the FASB as the designated private sector standard setter.  In this policy statement, the Commission determined that the FASB’s financial accounting and reporting standards are recognized as generally accepted for purposes of federal securities laws.

A technical amendment issued in 2009 by the Commission in FR-79 further supports this position.  The purpose of the technical amendment was to eliminate obsolete terminology and review reporting and disclosure requirements between the Commission’s compliance requirements and SFAS 141 and SFAS 160. The technical amendment stated that the Commission’s rules and regulations generally require compliance with U.S. GAAP and that the Commission’s rules, forms and schedules are generally used to interpret, supplement or expand upon U.S. GAAP requirements.  In this technical amendment, the Commission stated that it recognized that there may be differences between Commission rules and U.S. GAAP but that ultimately U.S. GAAP should be followed.  The Company followed this approach by separating presenting the assets and liabilities of consolidated VIEs which is in accordance with U.S. GAAP.

The Company then reviewed the use of subtotals on the face of its balance sheet. ASC Topic 810-10-45-25 states that assets and liabilities of a consolidated VIE must be stated separately on the face of the balance sheet.  However, it does not state whether a subtotal of such amounts should or should not be included in such presentation.  As a result, the Company considered whether such subtotals should be viewed as a non-GAAP financial measure.

The Company reviewed Regulation G which discusses that a non-GAAP financial measure is a numerical measure of a registrant’s historical financial position that includes or excludes amounts, or is subject to adjustments that have the effect of excluding amounts, resulting in amounts that are not presented in accordance with U.S. GAAP on the balance sheet.  Regulation G also states that a non-

GAAP financial measure does not include financial measures required to be disclosed by U.S. GAAP, the Commission or other regulatory body.

The Company does not believe that any subtotal of U.S. GAAP amounts, and in particular a subtotal of VIE and non-VIE assets and liabilities, meets the definition of a non-GAAP financial measure.  The subtotal presented by the Company is simply a mathematical addition of U.S. GAAP amounts presented on the face of the balance sheet.  The subtotal is not labeled or referenced anywhere in the Company’s filings and is not used as a comparable measure to another U.S. GAAP amount.  The subtotal is provided for the convenience of the readers of the Company’s financial statements.

The Company reviewed various rules and regulations to determine if a subtotal is or is not a non-GAAP measure.  However, there was no specific guidance.  Therefore, the Company referred to Rules 5-02 and 5-03 for guidance that could be analogous.  There are instances where the guidance is clear when a subtotal should be used.  For instance, Rule 5-02 does identify that a subtotal for total assets should be reported on the face of the balance sheet.  However, the guidance is generally silent on subtotals.  For instance, Rules 5-02 and 5-03 are silent on the use of subtotals which are widely used by registrants, such as total liabilities, total revenues and total expenses. The Company understands that silence does not mean acceptance of a practice, however, in this particular case, there are strong factors to indicate that a subtotal of U.S. GAAP amounts is not viewed as a non-GAAP financial measure.

Therefore, the Company continues to believes that the separate presentation of the assets and liabilities of VIE and non-VIE financing structures is in accordance with U.S. GAAP and Regulation S-X.  Further, it provides the users of the financial statements a clear understanding of its assets and liabilities related to consolidated VIEs and is the most useful presentation.  The current presentation enables a reader to understand that the VIEs’ creditors do not have recourse to the general credit of the Company as the primary beneficiary of the VIEs.  In fact, many of the Company’s investors appreciated the transparency and simplicity of the current presentation.  In addition, the Company believes this presentation is consistent with industry practice for companies with similar CDO financing structures and provides a more useful comparison to its peers.

Comment No. 4 - Consolidated Statements of Operations, page 107

We note your response to prior comment 5. As discussed above, given the significance of interest-earning assets and interest-bearing liabilities to your current operations, your statements of operations should present net interest income; refer to SAB Topic 11.K and Article 9 of Regulation S-X.

Response to Comment No. 4

The Company notes the Staff’s comment and advises the Staff that it will, in future Exchange Act periodic filings commencing with the Form 10-Q for the quarter ended September 30, 2012, present net interest income related to its interest-earning businesses (commercial real estate debt and securities).

* * *

As requested in your letter, the Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you should have any questions concerning these responses, please contact the undersigned at (212) 547-2605 or Matt Brandwein, Chief Accounting Officer at (212) 547-2675.

Sincerely,

/s/ Debra A. Hess
Debra A. Hess
Chief Financial Officer

cc:	Mark Rakip, Securities and Exchange Commission
Albert Tylis, NorthStar Realty Finance Corp.
Ronald Lieberman, NorthStar Realty Finance Corp.
Robert W. Downes, Sullivan & Cromwell LLP
Michael C. Bernstein, Grant Thornton LLP

Appendix A — Revised Results of Operations

Results of Operations

Comparison of the Three Months Ended June 30, 2012 to June 30, 2011 (amounts in thousands):

	Three Months Ended June 30,		Increase (decrease)
	2012	2011	Amount	%
Net interest income
Interest income	$79,988	$110,790	$(30,802)	(27.8)%
Interest expense on debt and securities	12,531	10,317	2,214	21.5%
Net interest income on debt and securities	67,457	100,473	(33,016)	(32.9)%
Other revenue
Rental and escalation income	29,226	25,956	3,270	12.6%
Commission income	8,679	1,726	6,953	402.8%
Advisory and other fee income	2,742	212	2,530	1,193.4%
Other revenue	1,531	1,365	166	12.2%
Total other revenues	42,178	29,259	12,919	44.2%
Expenses
Other interest expense	22,134	23,889	(1,755)	(7.3)%
Real estate properties - operating expenses	5,025	2,613	2,412	92.3%
Asset management expenses	304	1,328	(1,024)	(77.1)%
Commission expense	6,748	1,299	5,449	419.5%
Other costs, net	200	—	200	NM
Provision for loan losses	6,537	14,200	(7,663)	(54.0)%
General and administrative
Salaries and equity-based compensation	16,014	19,528	(3,514)	(18.0)%
Other general and administrative	5,570	7,361	(1,791)	(24.3)%
Total general and administrative	21,584	26,889	(5,305)	(19.7)%
Depreciation and amortization	12,677	11,526	1,151	10.0%
Total expenses	75,209	81,744	(6,535)	(8.0)%
Income (loss) from operations	34,426	47,988	(13,562)	28.3%
Equity in earnings (losses) of unconsolidated ventures	(336)	(1,555)	1,219	(78.4)%
Unrealized gain (loss) on investments and other	(115,648)	(130,607)	14,959	(11.5)%
Realized gain (loss) on investments and other	5,195	36,839	(31,644)	(85.9)%
Income (loss) from continuing operations	(76,363)	(47,335)	(29,028)	61.3%
Income (loss) from discontinued operations	(43)	(1,047)	1,004	(95.9)%
Gain (loss) on sale from discontinued operations	285	9,416	(9,131)	(97.0)%
Net income (loss)	$(76,121)	$(38,966)	$(37,155)	95.4%

Net Interest Income

Net interest income is generated on our interest-earning assets and related interest-bearing liabilities and is represented in our debt and security segments.  For assets financed in a CDO, the CRE debt and security segments are based on the primary collateral of the CDO financing transaction and as such may include other types of investments.

The following table presents the average balance of interest-earning assets and related interest-bearing liabilities, associated interest income and expense and corresponding yield earned and incurred for the three months ended June 30, 2012 and 2011 [corresponding quarter to be included in prospective filings].  Amounts presented have been impacted by the timing of new investments and repayments during the quarter (amounts in thousands):

	Three Months Ended June 30, 2012
	Average	Interest	WA Yield/
	Carrying	Income/	Financing
	Value(2)	Expense(3)	Cost(4)
Interest-earning assets:(1)
CRE debt investments	$1,733,156	$33,029	7.62%
CRE security investments	2,165,795	46,959	8.67%
	$3,898,951	79,988	8.21%

Interest-bearing liabilities:(1)
CDO bonds payable	$3,496,614	11,819	3.69%
Credit facilities	101,072	569	2.25%
Secured term loan	14,682	143	3.90%
	$3,612,368	12,531	3.65%
Net interest income		$67,457

(1)	Excludes REO and investments in unconsolidated ventures totaling $410.3 million and the related financing as of June 30, 2012.
(2)

Based on amortized cost for CRE debt and security investments, principal amount for N-Star CDOs, credit facilities and secured term loan and carrying value for the CSE and CapLease CDOs. All are calculated based on quarterly averages.

(3)	Includes the effect of amortization of premiums or discounts and deferred fees.
(4)	Calculated based on annualized interest income or expense divided by average carrying value.
(5)	Weighted average financing cost reflects $21.0 million of net payments on swaps in our CDO financing transactions reported in unrealized gain (loss) on the statement of operations.

Interest income decreased $30.8 million, primarily attributable to decreased interest income related to the CSE CDO ($30.0 million, of which $26.3 million relates to discount accretion on debt investments fully repaid, $3.0 million of discount accretion and $0.7 million of contractual interest) and $10.9 million of lower interest income on legacy investments offset by increased interest income related to the consolidation of the CapLease CDO ($3.0 million) and new investments ($7.1 million).

Interest expense increased $2.2 million, primarily attributable to additional interest expense related to the CapLease CDO ($2.3 million) and borrowings under our credit facilities ($0.6 million) offset by lower interest expense related to repurchases and principal paydowns of CDO bonds payable ($0.7 million).

Other Revenue

Rental and Escalation Income

Rental and escalation income increased $3.3 million, primarily attributable to higher income related to new REO in our real estate debt segment ($2.8 million) and a net increase in rent and occupancy on properties in our net lease segment ($0.5 million).

Commission Income

Commission income is generated in our asset management business and represents income earned by us for selling equity in NorthStar Income through our broker-dealer subsidiary.  The increase of $7.0 million is attributable to our increased capital raising velocity in 2012.

Advisory and Other Fee Income

Advisory and other fee income is generated in our asset management business and increased $2.5 million due to increased fees from managing NorthStar Income.

Expenses

Other Interest Expense

Other interest expense decreased $1.8 million, primarily attributable to principal paydowns on mortgage notes payable on our net lease segment ($1.9 million) and repurchase of corporate liabilities ($2.4 million) offset by mortgage notes payable on new REO ($2.6 million) in our real estate debt segment.

Real Estate Properties—Operating Expenses

Real estate properties operating expenses increased $2.4 million, primarily attributable to increased costs related to new REO in our real estate debt segment.

Asset Management Expenses

Asset management expenses decreased $1.0 million and consisted of costs related to managing our real estate debt segment, such as legal and consulting fees for loan modifications and restructurings and acquisition costs related to new investments.

Commission Expense

Commission expense is incurred in our asset management business and represents the fees paid to broker-dealers with whom we have distribution agreements to raise capital in the non-traded REIT market.  The change corresponds with the increased commission income.

Other Costs, Net

Other costs, net relate to dead deal costs which were incurred at the corporate level.

Provision for Loan Losses

Provision for loan losses on our real estate debt portfolio decreased $7.7 million.  Provision for loan losses of $6.5 million for the three months ended June 30, 2012 relate to two debt investments and included $0.2 million for a first mortgage loan and $6.3 million for a mezzanine loan.  Provision for loan losses of $14.2 million for the three months ended June 30, 2011 related to four debt investments and included $4.9 million for subordinated mortgage interests and $9.3 million for mezzanine loans.

General and Administrative

General and administrative expenses are principally incurred at the corporate level except for compensation and other costs related to our broker-dealer which is part of the asset management segment.

General and administrative expenses decreased by $5.3 million primarily attributable to the following:

Compensation expense decreased $3.5 million due to decreases related to the 2009 long-term incentive plan ($5.4 million) and the allocation of costs to our advised non-traded REIT ($1.6 million) offset by a net increase from higher staffing levels to accommodate our new investment activities ($1.2 million), of which $1.1 million related to our broker-dealer, equity compensation for the 2010 long-term incentive plan ($0.8 million), the 2011 long-term incentive plan ($0.4 million) and the amortization of equity compensation in the form of Operating Partnership units structured as profits interests ($1.0 million).

Other general and administrative expenses decreased $1.8 million at the corporate level primarily due to decreased legal fees related to general corporate work and the allocation of costs to our advised non-traded REIT.

Depreciation and Amortization

Depreciation and amortization expense increased $1.2 million, primarily related to new REO ($1.8 million) in our real estate debt segment offset by the return of a property to the lender ($0.7 million) in our net lease segment.

Equity in Earnings (Losses) of Unconsolidated Ventures

Equity in earnings (losses) is primarily generated in our real estate debt segment and increased $1.2 million, primarily attributable to income from a new investment ($0.3 million) and decreased losses from our equity investment in the NJ Property ($1.0 million).

Unrealized Gain (Loss) on Investments and Other

Unrealized (loss) on investments and other is primarily related to the non-cash change in fair value adjustments and the remaining amount is related to net cash payments for interest rate swaps.  Changes in fair value related to securities, CDO bonds payable and related derivatives and the associated net cash payments for interest rate swaps is part of the debt and securities segments while changes in fair value and net cash payments for interest rate swaps related to junior subordinated notes are at the corporate level.

For the three months ended June 30, 2012, the $115.6 million unrealized loss primarily related to our debt and securities business and included unrealized losses on our securities portfolio ($29.6 million) and CDO bonds payable ($86.3 million) offset by unrealized gains on derivative instruments ($5.8 million) and net cash payments for interest rate swaps ($21.1 million).  The remaining change related to unrealized gains on our junior subordinated notes ($15.6 million).

For the three months ended June 30, 2011, the $130.6 million unrealized loss primarily related to our debt and securities business and included unrealized losses on our securities portfolio ($79.9 million), CDO bonds payable ($22.7 million) and derivative instruments ($10.1 million) and net cash payments for interest rate swaps ($27.6 million).  The remaining net offsetting change related to unrealized gains on our junior subordinated notes ($13.0 million) and unrealized losses on derivative instruments ($3.3 million) on such junior subordinated notes.

Realized Gain (Loss) on Investments and Other

Realized gains (losses) are principally related to our debt and securities businesses.  Realized gains of $5.2 million for the three months ended June 30, 2012 consisted primarily of net realized gains from the sale of CRE debt and security investments ($9.4 million), gains from the sale of timeshare units ($6.2 million) and gain from the sale of a land parcel ($1.0 million) offset by net losses on repurchases of CDO bonds ($7.9 million), losses related to certain CRE securities ($0.2 million) and a foreign currency remeasurement loss ($3.3 million).  Realized gains of $36.8 million for the three months ended June 30, 2011 consisted primarily of net realized gains from the sale of CRE bonds and security investments ($57.1 million) and a foreign currency remeasurement gain ($1.3 million) partially offset by losses on bond and note repurchases ($18.1 million) and other realized losses ($0.7 million).  Additionally, this was offset by a loss related to an interest rate swap termination on our junior subordinated notes ($2.8 million).

Income (Loss) from Discontinued Operations

Income (loss) from discontinued operations represents the operations of properties sold or classified as held for sale during the period.  For the three months ended June 30, 2012, there was one healthcare property located in Kentucky classified as held for sale in our real estate debt segment.  For the three months ended June 30, 2011, properties held for sale included a multifamily property in our real estate debt segment and an office property, a portfolio of 18 healthcare assisted living facilities located in Wisconsin and a leasehold interest in retail space located in New York in our net lease segment.

Gain (Loss) on Sale from Discontinued Operations

Gain on sale from discontinued operations for the three months ended June 30, 2012 is related to the sale of an office property in Indiana in our real estate debt segment.  Gain on sale from discontinued operations for the three months ended June 30, 2011 is primarily related to the sale of a portfolio of 18 healthcare assisted living facilities located in Wisconsin in our net lease segment.